FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2019

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	Notice of the Revised Forecast of Consolidated Financials for FY2019 (IFRS)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 31, 2019	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

October 31, 2019
Notice of the Revised Forecast of Consolidated Financials for FY2019 (IFRS)

Osaka, Japan, October 31, 2019 - Takeda Pharmaceutical Company Limited (“Takeda”) announced today, based on the latest business circumstances, the revised forecast of the full year consolidated financials for the fiscal year ending March 31, 2020, as below.

1.	Revised Forecast for Full Year Consolidated Financials for the Fiscal Year Ending March 31, 2020

(millions of yen)

	Revenue	Core Operating Profit	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share
Previous Forecast (A)*1	3,300,000	910,000	-166,000	-342,000	-367,700	-236.05 yen
Revised Forecast (B)	3,260,000	930,000	-110,000	-290,000	-273,000	-175.31 yen
Discrepancy (B-A)	-40,000	+20,000	+56,000	+52,000	+94,700	+60.74 yen
Change %	-1.2%	+2.2%	+33.7%	+15.2%	+25.8%	+25.7%
Reference: Consolidated Results for the Year Ending March 31, 2019	2,097,224	459,322	204,969	94,896	109,126	113.50 yen
*1 Announced on July 31, 2019.

2.	Reasons for Revision
The revised forecast in the table above reflects the business momentum of Takeda’s 14 global brands and favorability of operating expenses and cost synergies.
The revenue forecast has been decreased by 40.0 billion JPY, or 1.2%, to 3,260.0 billion JPY, predominantly reflecting the negative impact of foreign currency, mostly the appreciation of the yen, and the NATPARA recall in the U.S.*2, partially offset by upwardly revised assumptions for products such as ENTYVIO, TAKECAB and VYVANSE.
Core Operating Profit has been increased by 20.0 billion JPY, or 2.2%, to 930.0 billion JPY, reflecting the positive impact from cost efficiencies and synergies. The Operating Profit forecast has been increased by 56.0 billion JPY, or 33.7%, to a loss of 110.0 billion JPY, reflecting the increase in Core Operating Profit and revised assumptions for the full year impact of purchase price accounting expenses*3.
Reported EPS has been increased by 60.74 JPY to a loss of 175.31 JPY, benefitting from the recognition of a non-cash deferred tax benefit relating to the Tax Reform in Switzerland.

*2 In September 2019, NATPARA was recalled in the U.S. due to an issue related to the rubber septum of its cartridge.
*3 Takeda has made adjustments to the provisional fair value as of the acquisition date of assets acquired through the acquisition of Shire including NATPARA, and accordingly revised assumptions for the full year impact of purchase price accounting. The revised forecast reflects decrease in amortization expense of intangible assets and decreased amount charged to cost of sales from unwinding of the fair value step-up on inventory.

3.	Upgrading Management Guidance
Takeda has upwardly revised its full-year profit and margin guidance with business momentum more than offsetting the recall of NATPARA in the U.S.

	Previous Guidance (July 31, 2019)	Revised Guidance (October 31, 2019)
Underlying Revenue Growth*4	Flat to slightly increasing	Flat to slightly increasing
Underlying Core Operating Profit Margin	Mid-to-high-twenties %	High-twenties %
Underlying Core EPS	360 – 380 yen	370 – 390 yen
Annual dividend per share	180 yen	180 yen
*4 Constant Exchange Rate growth compared to baseline of 3,300 billion JPY. This baseline revenue is a pro-forma which adds Legacy Shire’s (April – December 2018) revenue previously reported under US GAAP and conformed to IFRS without material differences, excluding Legacy Shire’s oncology business, which was sold in August 2018, and converted to JPY using FY2018 full year average rate (111 JPY/USD). Baseline revenue is also adjusted for divested assets such as Techpool, Multilab, and TACHOSIL from Legacy Takeda and XIIDRA from Legacy Shire.

Contacts

Investor Relations Takashi Okubo, +81-(0)3-3278-2306 takeda.ir.contact@takeda.com	Media Relations Kazumi Kobayashi, +81 (0)3-3278-2095 kazumi.kobayashi@takeda.com

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. Forward-looking statements in this document are based on Takeda’s estimates and assumptions only as of the date hereof. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the timing and impact of post-merger integration efforts with acquired companies; and the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s), any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward-looking statements. Persons receiving this press release should not rely unduly on any forward-looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this press release may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Certain Non-IFRS Financial Measures
This press release and materials distributed in connection with this press release include certain IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), such as Underlying Revenue, Core Operating Profit, Underlying Core Operating Profit, Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this press release. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures.

Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2019/

Medical information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The revenue of Shire plc (“Shire”), which were presently, presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), have been conformed to IFRS, without material difference.
The Shire acquisition closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to “Legacy Takeda” businesses are to our businesses held prior to our acquisition of Shire. References to “Legacy Shire” businesses are to those businesses acquired through the Shire acquisition.
This press release includes certain pro forma information giving effect to the Shire acquisition as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S-X. This pro forma information is presented for illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the Shire acquisition had actually happened as of April 1, 2018. Moreover, this pro forma information gives effect to certain transactions and other events which are not directly attributable to the Shire acquisition and/or which happened subsequently to the Shire acquisition, such as divestitures and the effects of the purchase price allocation for the Shire acquisition, and therefore may not accurately reflect the effect on our financial condition and results of operations if the Shire acquisition had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included herein.

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